PMU News Release #11-01 TSX: PMU OTCQX: PFRMF March 15, 2011

Pacific Rim Mining Announces Fiscal 2011 Third Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended January 31, 2011. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company is actively pursuing additional exploration opportunities elsewhere in the Americas, including the Remance gold project in Panama. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute initiated by the Company’s subsidiary and owner of the El Dorado project, PacRim, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”). The Company remains committed, however, to seeking a resolution of this dispute and renewing its advancement of the El Dorado project.

The Company’s business plans and management talent primarily lie in gold exploration in the Americas. Accordingly, management has renewed its focus on the acquisition of new projects of merit that fit its exploration objectives. In August 2010, the Company signed a letter of intent to acquire the Remance gold project in Panama. Formal acquisition of the project remains on hold, and is highly uncertain at this time. The Company is increasingly concerned that extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement.

Additional project acquisitions are currently being sought.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its: U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.; Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”); and, Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Results of Operations
For the three month period ended January 31, 2011, Pacific Rim recorded a loss for the period after discontinued operations of $(1.3) million or $(0.01) per share, compared to a loss of $(1.0) million or $(0.01) per share for the three month period ended January 31, 2010. The increase in net loss period over period is primarily due to increases in CAFTA-related expenses during Q3 2011 ($0.6 million) compared to Q3 2010 ($0.3 million) and a gain on the sale of bullion during Q3 2010 ($0.2 million) for which there is no comparable item during Q3 2011.

For the nine months ended January 31, 2011, Pacific Rim recorded a loss for the period of $(3.2) million or $(0.02) per share, compared to a loss of $(3.2) million or $(0.03) per share, for the nine months ended January 31, 2010. Although the net loss was virtually identical for the first nine months of both fiscal 2011 and fiscal 2010, exploration expenses decreased significantly ($1.4 million for the first nine months of fiscal 2010 compared to $0.9 million for the first nine months of fiscal 2011) and financing costs decreased ($0.2 million for the first nine months of fiscal 2010 and $nil for the same period of fiscal 2011). These decreased expenses year over year were offset by a gain on the sale of bullion recorded during the first nine months of fiscal 2010 ($0.6 million) for which there was no comparable item during the same period of fiscal 2011.

Expenses
Exploration expenses were $0.1 million lower in Q3 2011 than in Q3 2010 ($0.4 million and $0.5 million respectively), owing primarily to ongoing reductions in exploration activity in El Salvador. General and administrative expenses were $0.3 million during each of Q3 2011 and Q3 2010. CAFTA-related expenses totalled $0.6 million during Q3 2011 compared to $0.3 million during the same period a year earlier. This increase in CAFTA-related expenses period over period reflects an increase in activity related to the CAFTA action leading up to hearings related to the Jurisdictional Objection scheduled for late March 2011 (see Sec. 2.1.4) .

During Q3 2010 the Company realized a gain on the sale of bullion of $0.2 million, for which there is no comparable items during Q3 2011. The gain on the sale of bullion realized during Q3 2010 represents the difference between the consideration received for gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received.

Unusual Items
There were no unusual items in either of Q3 2011 or Q3 2010.

Summary
Although both exploration and general and administrative expenses decreased between Q3 2010 and Q3 2011, these decreases were offset by increased CAFTA-related expenses period over period. Furthermore, Q3 2010 expenses benefited from a gain on the sale of bullion during the quarter for which there was no comparable item during Q3 2011. As a result, the Company’s loss for the period increased by $0.3 million from $(1.0) million during Q3 2010 to $(1.3) million during Q3 2011.

Liquidity and Capital Resources

Cash
At January 31, 2011, the Company’s cash and cash equivalents totaled $0.9 million, a decrease of $0.4 million from the April 30, 2010 (2010 fiscal year end) balance of $1.3 million. In addition, short-term investments were $1.0 million at January 31, 2011, compared to $nil at April 30, 2010 and receivables, deposits and prepaids were $0.2 million at January 31, 2011 compared to $0.1 million at April 30, 2010. As a result, current assets were $2.1 million at January 31, 2011 compared to $1.4 million at April 30, 2010. The increases in current assets is due to $3.2 million in cash received by the Company from the sale of securities in a private placement financing during Q2 2011, offset by the investment of a portion of this cash into short-term investments as well as expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

As the Company has no source of revenue, it will require additional financing in the future to maintain its El Salvador properties, to conduct ongoing exploration at the Remance project (if warranted), to fund administrative costs and to fund expenses related to PacRim’s CAFTA arbitration. The legal costs for CAFTA are significant. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

Working Capital
At January 31, 2011, the value of the Company’s current assets stood at $2.1 million, compared to $1.4 million at April 30, 2010, an increase of $0.7 million. The increase in current assets is primarily a result of the addition of cash from the sale of securities under a private placement as described in Section 5.3 above, offset by expenditures of cash on exploration, general and administrative and CAFTA-related expenses. Property, plant and equipment balances at January 31, 2011 were negligibly reduced from the April 30, 2010 balance ($5.5 million at both April 30, 2010 and January 31, 2011). As a result, the Company’s total assets at January 31, 2011 were $7.6 million compared to $6.9 million at the end of fiscal 2010.

At January 31, 2011 the Company had current liabilities of $1.8 million compared to $1.6 million at April 30, 2010. This increase in current liabilities is due to a $0.2 million increase in accounts payable and accrued liabilities of which $1.7 million (as of January 31, 2011) is due to one vendor associated with PacRim’s CAFTA action. Future income tax liability, related to PacRim’s investment in El Salvador, did not change between April 30, 2010 and January 31, 2011, and is currently valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $0.7 million increase in current assets combined with the $0.2 million increase in current liabilities, resulted in a $0.5 million improvement in working capital from $(0.2) million at April 30, 2010 to $0.3 million at January 31, 2011.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as costs pertaining to the CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the ability of the Company to acquire exploration projects of merit, the level of exploration activity the Company undertakes and the results generated, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing paragraph contains forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The Company’s acquisition of the Remance Project remains on hold and uncertain at this time, pending confirmation by the vendors that the Remance concession expiration date has been extended by the government of Panama. The Company is increasingly concerned that this normally routine application, permitted under Panamanian mining law, is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the remainder of fiscal 2011 aside from what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will work toward recommencing exploration programs on its El Salvador projects.

The Company intends to continue its project generation initiatives outside of El Salvador, during the coming year, which may involve low cost field work and technical and legal due diligence on prospects it may seek to stake, or established projects it may seek to acquire that fit its exploration focus.

The Company does not currently anticipate any substantial exploration programs for the remainder of fiscal 2011. Possible exploration programs on currently pending project opportunities are anticipated to cost approximately $1.0 million. The Company currently has the funds in place to conduct this exploration work but will require additional financing in order to carry out additional exploration programs including work at any other projects the Company may acquire.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake during the remainder of fiscal 2011 and into fiscal 2012. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable for the foreseeable future. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during the remainder of fiscal 2011 and into fiscal 2012, and are dependent on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.7 million related to the CAFTA action. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for the remainder of fiscal 2011 and into fiscal 2012, and the requirement for additional financing to fund legal costs and/or future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at January 31, 2011, the Company has working capital of $0.3 million, has incurred losses since inception and has an accumulated deficit of $89.3 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. Despite the Company’s Q2 2011 successful completion of a $3.3 million private placement financing, the Company will need to raise additional funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include the finalization of the Remance project acquisition and/or the acquisition of other exploration projects, the resolution of the CAFTA action, progress and results of the El Dorado project and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Outlook
The Company’s acquisition of the Remance project is on hold and highly uncertain at this time, pending the Government of Panama’s extension of the time remaining on the Remance exploitation concession as provided for under Panamanian law. The Company is increasingly concerned that this normally routine application is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated.

The Company is actively seeking new project opportunities, which, if successful, will lead to renewed active exploration programs. Projects are currently being evaluated in North and Central America.

The Company believes its principal risks are its ability to acquire new exploration projects of merit, its ability to fund the ongoing CAFTA action to a just conclusion, its ability to fund future exploration plans and ongoing general and administrative expenses and its ability to maintain its TSX listing. Without having formally acquired the Remance project at this date, the Company’s exploration plans previously anticipated for fiscal 2011 are currently on hold. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through the remainder of fiscal 2011 and for the foreseeable future. The Company anticipates that it will require financing in late fiscal 2011 or early fiscal 2012 in order to fund its ongoing exploration, administrative and legal expenses. See Section 13.1, Risks and Uncertainties for a discussion of financing risk.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during the remainder of fiscal 2011 and into fiscal 2012, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2011, and are dependent on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2011, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, PacRim’s CAFTA action is expected to proceed during the remainder of fiscal 2011 and beyond. In the near term, the CAFTA action will focus on the GOES’s Jurisdiction Objection, with hearings scheduled for late March 2011. A ruling by ICSID on the Jurisdiction Objection is anticipated by summer 2011. The Company may seek traditional or alternative financing arrangements during the remainder of fiscal 2011 and beyond, specifically ear-marked for legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s plans for the remainder of fiscal 2011 and into fiscal 2012 may not be carried out as planned and its ability to continue its business may be at risk.
  the scope of exploration and generative work programs management intends to undertake during the remainder of fiscal 2011 and for the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2011 and beyond may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for the remainder of fiscal 2011 and into fiscal 2012 may not occur as planned.
  the Company’s exploration plans and anticipated costs for the remainder of fiscal 2011 and beyond. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and general working capital expenses. These statements are based on management’s assumption the CAFTA action will continue through the remainder of fiscal 2011 and beyond, and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2010 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com